Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”)

2015 Peel Street

11th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 – DATE OF MATERIAL CHANGE

September 10, 2020.

ITEM 3 – NEWS RELEASE

Theratechnologies issued a press release with respect to the material change described below on September 10, 2020 via Globenewswire.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

Theratechnologies announced that it planned to pursue Phase 3 clinical development of tesamorelin for the treatment of Non-Alcoholic Steatohepatitis (NASH) in the general population.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

Theratechnologies announced that it planned to pursue Phase 3 clinical development of tesamorelin for the treatment of NASH in the general population.

Phase 3 clinical trial

Theratechnologies intends to submit its Phase 3 study protocol to the United States Food and Drug Administration (FDA) and the European regulatory agencies in the coming weeks. Subject to feedback from the regulatory agencies, the trial would involve approximately 650 patients with fibrosis scores of 2 and 3 and with a NAS score of at least 4 and also include a cohort of 50 people living with HIV. The enrollment of patients is planned for the first quarter of 2021. Patients will be treated for a period of 18 months. As per published regulatory guidelines, the primary endpoints will assess NAS score normalisation and absence of worsening of fibrosis stage, or fibrosis improvement ≥ 1 stage and no worsening of NAS.

Theratechnologies intends to use a new investigational formulation of tesamorelin, known as “F8”, for the Phase 3 trial in NASH. In addition, a supplemental Biologics License Application is expected to be filed with the FDA in early 2022 in HIV-associated lipodystrophy using a convenient, multi-dose pen injector currently being developed for this new formulation.

The F8 is patent protected in the U.S. until 2033 and until 2034 in major European countries.

Furthermore, a notice of allowance was issued by the United States Patent and Trademark Office on a pending US patent application filed by the Massachusetts General Hospital in March 2020 relating to the treatment of hepatic disease using GHRH or analogues thereof. This patent application claims, amongst other things, a method for the treatment of NAFLD or NASH in a patient via the administration of tesamorelin. Theratechnologies has an exclusive license with the MGH to this patent application.

Theratechnologies continues to explore the filing of additional patent applications in the NAFLD/NASH field.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of Theratechnologies at (514) 336-7800.

ITEM 9 – DATE OF REPORT

September 15, 2020.